Exhibit 99.1

So-Young Announces Appointment of Chief Financial Officer

BEIJING, August 4, 2026 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced that the board of directors of the Company (the “Board”) has appointed Ms. Nan Shen as the Company’s Chief Financial Officer, effective August 3, 2026. In her new role, Ms. Shen will oversee the Company’s finance, human resources, legal and compliance functions. Ms. Shen has served on the Board since October 2023, when she joined as an independent director. In connection with her appointment as Chief Financial Officer, she has stepped down from the Board’s audit committee, compensation committee and nominating and corporate governance committee, and will continue to serve as a director of the Company.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We are delighted to welcome Ms. Nan Shen as our Chief Financial Officer. Ms. Shen joined our Board as an independent director in 2023, and brings to her new role an in-depth understanding of our business, operations and strategic priorities, together with extensive financial leadership experience. This combination will be invaluable as we advance our dual-engine strategy of scale and efficiency. We are confident that Ms. Shen will help us further strengthen our financial and operational capabilities and create lasting value for our users, partners and shareholders.”

Ms. Shen served as the Chief Financial Officer of Gaotu Techedu Inc. (NYSE: GOTU) from December 2018 to May 2026 and as the senior vice president of Gaotu Techedu Inc. from October 2023 to May 2026. Prior to joining Gaotu Techedu Inc., Ms. Shen was the Chief Financial Officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served various positions at PricewaterhouseCoopers between February 2012 and November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager at Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively. She further obtained her executive master of business administration (EMBA) degree from Tsinghua University in June 2025. Ms. Shen is a certified public accountant in China.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

Ms. Joanna Quan

Phone: +86-10-5900-1548

E-mail: sy@christensencomms.com

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